VIA EDGAR

Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Attn: Pradip Bhaumik

Re: CommScope, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 1-12929

Dear Ms. Blye:

CommScope, Inc. (the “Company”) responded to a November 13, 2009 letter from your office regarding the subject Company filing (the “Comment Letter”). The Comment Letter requested certain information regarding past, current and anticipated contacts between the Company and Iran, Syria, Sudan, and Cuba. A portion of the Company’s April 30, 2010 response summarized five sales that were made by foreign subsidiaries to the United Nations in Sudan. One of those sales was described as follows:

In September 2008, Andrew AG sold coaxial cables and related connectors, which were foreign manufactured in the Czech Republic, and some standard U.S.-origin hardware used for installation, which was not on the Commerce Control List (i.e., they were classified under the EAR as EAR99) directly to the United Nations for $33,682. The Company’s review did not identify any involvement in this sale by the Company other than a review by its compliance staff to ensure the sale did not contravene U.S. sanctions or export laws. The Company believes that this transaction complied with U.S. sanctions and export laws notwithstanding the inclusion of the EAR 99 items because the activity was authorized under 31 C.F.R. §§ 538.507 and 538.531, and the export of the items did not require export authorization under the EAR.

This description is hereby corrected to reflect the fact that Andrew Middle East, which is a branch of the Company’s Andrew division, was involved in the September 2008 sale by Andrew AG, a Swiss entity, to the United Nations, specifically to its African Union Mission in Darfur (“UNAMID”), when it received and responded to the UNAMID purchase order. The fact that Andrew Middle East was not a separate foreign entity was inadvertently overlooked in the drafting of the response to the SEC’s Comment Letter. The Company believes that the involvement of Andrew Middle East in the sale to the United Nations was in any event authorized by U.S. law, specifically 31 C.F.R. § 538.531(a). Accordingly, the portion of the description of this transaction other than the second sentence dealing with involvement by the Company is unaffected by this oversight. In addition, none of the determinations by the Company with regard to the lack of materiality of the contacts described in its responses to the Comment Letter requires amendment.

Sincerely,

/s/ Jim Slear

Counsel to CommScope, Inc.